UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

July 5, 2016

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

Piazzale Cadorna 3, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Notice is hereby provided that the required Form 3F under CONSOB Regulation no. 11971/1999 was filed by Luxottica Group S.p.A. to disclose the transactions set forth below which were executed during the month of June 2016. These transactions were carried out on the Mercato Telematico Azionario (MTA), organized and managed by Borsa Italiana S.p.A.

Trade date	Market	Type of Transaction (Purchase/Purchase)	Luxottica Group Shares Quantity	Currency	Average Price	Number of trades
June 1, 2016	MTA	Purchase	50,000	Euro	48.6334	121
June 2, 2016	MTA	Purchase	50,000	Euro	48.0123	149
June 3, 2016	MTA	Purchase	50,000	Euro	47.9253	163
June 6, 2016	MTA	Purchase	50,000	Euro	47.8300	165
June 7, 2016	MTA	Purchase	50,000	Euro	48.5066	96
June 8, 2016	MTA	Purchase	53,000	Euro	48.0174	149
June 9, 2016	MTA	Purchase	54,000	Euro	47.2832	121
June 10, 2016	MTA	Purchase	52,280	Euro	46.1559	106
June 13, 2016	MTA	Purchase	51,500	Euro	44.8738	118
June 14, 2016	MTA	Purchase	40,000	Euro	43.9814	88
June 15, 2016	MTA	Purchase	45,750	Euro	44.8107	104
June 16, 2016	MTA	Purchase	47,238	Euro	44.3439	86
June 17, 2016	MTA	Purchase	51,500	Euro	44.7177	130
June 20, 2016	MTA	Purchase	48,255	Euro	46.2673	197
June 21, 2016	MTA	Purchase	46,372	Euro	46.2701	203
June 22, 2016	MTA	Purchase	47,823	Euro	46.0788	178
June 23, 2016	MTA	Purchase	45,570	Euro	46.6563	171
June 24, 2016	MTA	Purchase	45,843	Euro	45.6068	156
June 27, 2016	MTA	Purchase	50,173	Euro	44.7375	215
June 28, 2016	MTA	Purchase	43,759	Euro	46.1717	131
June 29, 2016	MTA	Purchase	44,306	Euro	45.4798	221
June 30, 2016	MTA	Purchase	63,255	Euro	44.0897	480

June 2016 Summary

Purchases	Luxottica Group Shares Total Quantity	Total Number of Transactions
Purchases	1,080,624	3,548

-END-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ MICHAEL A. BOXER
Date: July 5, 2016		MICHAEL A. BOXER
Group General Counsel